SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. McLaughlin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	142,900 Class A Common Stock, 652,900 Class B Common Stock, assuming conversion of Class A Common Stock
7,300 Class A Common Stock, 186,800 Class B Common Stock, assuming conversion of Class A Common Stock

142,900 Class A Common Stock, 652,900 Class B Common Stock, assuming conversion of Class A Common Stock

7,300 Class A Common Stock, 186,800 Class B Common Stock, assuming conversion of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,200 Class A Common Stock 839,700 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 8.1% Class B Common Stock - 28.7%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Robert Grubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	200 Class A Common Stock, 24,600 Class B Common Stock, assuming conversion of Class A Common Stock

0

200 Class A Common Stock, 24,600 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200 Class A Common Stock 24,600 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 0.1% Class B Common Stock - 0.9%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gideon J. King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	14,900 Class B Common Stock 0 14,900 Class B Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900 Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B Common Stock - 0.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Loeb Arbitrage Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,700 Class A Common Stock, 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

0

3,700 Class A Common Stock, 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700 Class A Common Stock 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 2.0% Class B Common Stock - 5.5%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN, BD

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Loeb Arbitrage Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,700 Class A Common Stock, 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

0

3,700 Class A Common Stock, 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700 Class A Common Stock 151,580 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 2.0% Class B Common Stock - 5.5%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Loeb Partners Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	9,406 Class B Common Stock 9,414 Class B Common Stock 9,406 Class B Common Stock 9,414 Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,820 Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B Common Stock - 0.7%

14	TYPE OF REPORTING PERSON* BD, IA, CO

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) U.S.A. Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	127,100 Class A Common Stock, 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

0

127,100 Class A Common Stock, 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,100 Class A Common Stock 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 6.8% Class B Common Stock - 4.4%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) World Total Return, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	127,100 Class A Common Stock, 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

0

127,100 Class A Common Stock, 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,100 Class A Common Stock 127,100 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 6.8% Class B Common Stock - 4.4%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* CO

INTRODUCTION: This Amendment No. 1 amends, supplements and restates the statement on Schedule 13D, dated May 31, 2002 (the "Schedule 13D"), which was filed on behalf of Andrew J. McLaughlin, Jr., Loeb Partners Corporation, Loeb Arbitrage Fund, L.P., Gideon J. King and Robert Grubin (collectively, the "Initial Group") in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (collectively, the "Common Stock"), of Oriole Homes Corp., a Florida corporation (the "Company"), by adding Loeb Arbitrage Management, Inc., U.S.A. Fund LLLP and World Total Return, Inc. as additional members of the group, supplementing the information set forth in Item 4 thereof and reporting recent purchases of additional shares of Common Stock. This Amendment also supercedes the Schedule 13D previously filed by U.S.A. Fund LLLP and World Total Return, Inc. which was last amended by Amendment No. 1 thereto, dated November 19, 1999 (the "USA Fund Schedule 13D").

ITEM 1. SECURITY AND ISSUER

           This statement on Schedule 13D relates to the Common Stock of the Company. The principal executive offices are located at 1690 South Congress Avenue, Delray Beach, Florida 33445.

ITEM 2. IDENTITY AND BACKGROUND

           The Schedule 13D is being filed by (i) Andrew J. McLaughlin, Jr., (ii) Loeb Partners Corporation, (iii) Loeb Arbitrage Fund, L.P., (iv) Loeb Arbitrage Management, Inc., (v) Gideon J. King, (vi) Robert Grubin (vii) U.S.A. Fund LLLP and (viii) World Total Return, Inc. (each, a "Reporting Person," and collectively, the "Reporting Persons").

           Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, 61 Broadway, New York, New York 10006. McLaughlin Family Fund is a partnership comprised of Andrew J. McLaughlin, Jr. as general partner and his children, nephews and nieces as limited partners.

           Loeb Partners Corporation (“LPC”), a Delaware corporation located at 61 Broadway, New York, New York 10006, is a registered broker/dealer and a registered investment adviser.

           Loeb Arbitrage Fund ("LAF"), a New York limited partnership located at 61 Broadway, New York, New York 10006, is a registered broker/dealer.

           Loeb Arbitrage Management, Inc ("LAM"), a Delaware corporation located at 61 Broadway, New York, New York 10006, is the general partner of LAF.

           Gideon J. King is Senior Vice President of LAM and Senior Vice President of LPC, 61 Broadway, New York, New York, 10006.

           Robert Grubin is Vice President of LAM and Vice President of LPC, 61 Broadway, New York, New York, 10006.

           U.S.A. Fund LLLP (“USA Fund”), a Maryland limited liability limited partnership located at 233 E. Redwood Street, Baltimore, Maryland 21202, is a private investment partnership engaged primarily in the business of investing in securities and real estate for its own account.

           World Total Return, Inc. ("WTR"), a Maryland corporation located at 233 E. Redwood Street, Baltimore, Maryland 21202, is the general partner of USA Fund. The principal business of WTR is to acquire, manage and ultimately dispose of real property wherever situated and act as general partner of USA Fund and World Trade Return LLLP

           Information concerning LAM and the persons controlling LAM is set forth on Schedule I attached hereto, and information concerning the directors, executive officers and controlling persons of LPC is set forth in Schedule II attached hereto. Information concerning the executive officers, directors and controlling persons of WTR is set forth in Schedule III attached hereto. Schedules I, II and III set forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

           During the last five years, none of the above referenced Reporting Persons or the other individuals listed in Schedules I, II and III attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

           Each of the Reporting Persons is (i) a citizen of the United States or (ii) organized under the laws of a state of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Since (i) the filing of the Schedule 13D by the Initial Group or (ii) the filing of the USA Fund Schedule 13D by USA Fund and WTR, certain Reporting Persons have acquired additional shares of the Common Stock of the Company as set forth on Schedule IV attached hereto. The aggregate purchase price of the 12,900 shares of Class A Common Stock and 62,900 shares of Class B Common Stock beneficially owned by the Reporting Persons as of June 14, 2002 and not previously reported in the Schedule 13D or the USA Fund Schedule 13D was approximately $207,827. The source of funds for the purchase of such shares Common Stock was the working capital and personal funds of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

           The Reporting Persons initially acquired their shares of the Company's Common Stock for investment purposes.

           In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the “10-Q Report”), the Company reported that it is in the process of considering strategic alternatives to current operating strategies in an effort to maximize shareholder value and, in that regard, the Company’s Board of Directors has formed a Special Committee comprised of the three independent members of the Board which has retained a financial adviser to provide the Special Committee with financial advisory services and a valuation of the Company and legal counsel for the Special Committee.

           Following the Company’s filing of the 10-Q Report, the Initial Group discussed the Report and the Company’s results of operations and financial position and its prospects. Thereafter, on May 21, 2002, the Initial Group determined to act together for the purpose of pursuing a dialogue with the Company’s management and the Special Committee and its financial advisor with respect to management’s and the Special Committee’s consideration of methods of maximizing shareholder value. In particular, the Initial Group intended to urge management and the Special Committee to consider (i) a total liquidation of the Company or, alternatively, (ii) an offer by the Company to repurchase all of its publicly-held Common Stock (the “Group Objectives”). Thereafter, on June 14, 2002, USA Fund and WTR decided, after discussions with members of the Initial Group, to join with the Initial Group in furtherance of the Group Objectives. In furtherance of the Group Objectives, the Reporting Persons may determine to call a special meeting of Class B Stockholders for the purposes of removing the two directors of the Company who were elected by the Class B Stockholders at the Company’s last annual meeting of stockholders which was held on May 10, 2001 and electing persons designated by the Reporting Persons to fill the resulting vacancies; however, no decision has been made to take such action.

           All of the Reporting Persons believe the Group Objectives would be in the best interests of shareholders in view of, among other things, the declines in the scope of the Company’s operations, the historical market price for the Common Stock and the financial performance of the Company and the illiquidity of the publicly traded Common Stock. There can be no assurances that management or the Special Committee will determine to pursue either of the Group Objectives suggested by the Reporting Persons.

           The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares.

           Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate or which would result in any of the matters set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) Based on information contained in the Company’s 10-Q Report for the period ended March 31, 2002, as of May 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding as of May 9, 2002. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

           As of June 14, 2002, the Reporting Persons beneficially owned an aggregate of 281,200 shares of Class A Common Stock and 1,176,700 shares of Class B Common Stock (assuming the conversion of such 281,200 shares of Class A Common Stock into Class B Common Stock) which represent approximately 15.1% of the outstanding Class A Common Stock and 32.3% of the outstanding shares of Class B Common Stock (or 38.5% of the Class B Common Stock, assuming the conversion of such 281,200 shares of Class A Common Stock into shares of Class B Common Stock of the Company).

           (b) The following table sets forth the beneficial ownership as of June 14, 2002 by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

                                                Number and
                                             Class of Shares
            Beneficial Owner               Beneficially Owned(1)        Percentage of Class(1)
            ----------------               ------------------           -------------------
        Andrew J. McLaughlin, Jr.             130,400 Class A                  7.0%
                                              475,100 Class B                 17.1%
        McLaughlin Family Fund                 12,500 Class A                  0.7%
                                               34,900 Class B                  1.3%
        Loeb Arbitrage Fund(2)                  3,700 Class A                  2.0%
                                              147,880 Class B                  5.3%
        Loeb Partners Corporation(3)           18,820 Class B                  0.7%
        Robert Grubin                             200 Class A                     *
                                               24,400 Class B                  0.9%
        Gideon J. King                         14,900 Class B                  0.5%
        USA Fund Limited Partnership(4)       127,100 Class A                  6.8%

________________________

(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.

(2) By reason of its relationship with LAF, LAM may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the shares beneficially owned by LAF.

(3) Includes 9,414 shares of Class B Common Stock purchased for the account of two customers of Loeb Partners Corporation as to which it has investment discretion.

(4) By reason of its relationship with USA Fund, WTR may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the shares beneficially owned by USA Fund.

* Denotes percentage ownership of less than 0.1% of such class of common stock.

           The following Reporting Persons have shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

                                                Number and
                                             Class of Shares
            Beneficial Owner               Beneficially Owned(1)        Percentage of Class(1)
            ----------------               ------------------           -------------------

          Andrew J. McLaughlin, Jr.              7,300 Class A                   0.4%
                                               179,500 Class B                   6.5%
                  AND

          Thomas L. Kempner, Irwin D.
          Rowe, Andrew J. McLaughlin, Jr.
          as Trustees for Loeb Rhodes
          Hornblower Profit Sharing
          Trading for Account of Andrew J.
          McLaughlin, Jr.

           (c) Since (i) the filing of the Schedule 13D by the Initial Group or (ii) the filing of the USA Fund Schedule 13D by USA Fund and WTR, certain of the Reporting Persons have effected open market purchases of shares of Common Stock of the Company as set forth on Schedule IV attached hereto.

           (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock of the Company.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Other than as set forth under Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any such shares, finder’s fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Exhibit Numbers

                      1.           Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND

THOMAS L. KEMPNER, IRWIN D. ROWE,
ANDREW J. MCLAUGHLIN, JR. AS TRUSTEES
FOR LOEB RHODES HORNBLOWER PROFIT
SHARING TRADING FOR ACCOUNT OF
ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

By: /s/ ARTHUR E. LEE
Arthur E. Lee      Title: Attorney-in-Fact

U.S.A. FUND LLLP
By: World Total Return, Inc., General Partner

By: /s/ MARC P. BLUM
     Name: Marc P. Blum
     Title: President

WORLD TOTAL RETURN, INC.

By: /s/ MARC P. BLUM
     Name: Marc P. Blum
     Title: President

SCHEDULE I

           The General Partner of Loeb Arbitrage Fund is Loeb Arbitrage Management, Inc., a Delaware corporation (“LAM”), with an address of 61 Broadway, New York, New York 10006. The name and present principal occupation of each of the executive officers and directors of LAM are set forth in the table below. Each person identified in the table below is a United States citizen, and the principal business address of each is Loeb Arbitrage Fund, 61 Broadway, New York, New York 10006. Loeb Arbitrage Fund is a registered broker/dealer.

Name Arthur E. Lee Thomas L. Kempner Gideon King Peter A. Tcherepnine Edward J. Campbell David Hampson Robert Grubin Mark J. Kaplow Norman N. Mintz	Present Principal Occupation or Employment

President and Director

Chairman of the Board and Director

Senior Vice President and Director

Vice President and Director

Vice President

Vice President

Vice President

Secretary

Director

           Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of LAM. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE II

           The name and present principal occupation of each of the executive officers and directors of Loeb Partners Corporation are set forth below. Each person identified below is a United States citizen, and the principal business address of each is Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser.

Name Thomas L. Kempner Arthur E. Lee Peter A. Tcherepnine Norman N. Mintz Vicki Z. Holleman Edward Campbell Gideon King Robert Grubin David Hampson	Present Principal Occupation or Employment

President, Chief Executive Officer, Chief Operating Officer and Director

Executive Vice President

Executive Vice President and Director

Vice President and Director

Senior Vice President, Secretary and General Counsel

Senior Vice President and Treasurer

Senior Vice President

Vice President

Vice President

           Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of Loeb Partners Corporation. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE III

The General Partner of U.S.A. Fund LLP ("USA Fund") is World Total Return, Inc., a Maryland corporation ("WTR"), whose address is 233 E. Redwood Street, Baltimore, Maryland 21202. Marc P. Blum is President and Leonor T. Blum and Alvin H. Blum are Vice Presidents of WTR. The directors of WTR are Marc P. Blum, Leonor T. Blum and J. Ronald Shiff. J. Ronald Schiff is a partner of the law firm of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC. Each of Marc P. Blum, Leonor T. Blum, Ari D. Blum and Alex D. Blum owns 25% of the outstanding stock of WTR. WTR has a 1% interest in the profits of USA Fund.

Each person identified in this Schedule III is a United States citizen, and the principal business address of each is c/o World Total Return, Inc., 233 E. Redwood Street, Baltimore, Maryland 21202.

SCHEDULE IV
Transactions in Shares

                                                                                       Price Per Share ($)
                                                              Number and Class of         (exclusive of
     Date                 Beneficial Owner                      Shares Purchased          commissions)
     ----                 ----------------                      ----------------       ---------------------
    12/22/1999          U.S.A. Fund LLLP                            800 Class A              1.6250
    12/20/2000          U.S.A. Fund LLLP                          1,000 Class A              1.3750
    12/27/2000          U.S.A. Fund LLLP                            100 Class A              1.3750
    12/28/2000          U.S.A. Fund LLLP                          3,700 Class A              1.3750
    12/29/2000          U.S.A. Fund LLLP                          2,500 Class A              1.3750
     1/17/2001          U.S.A. Fund LLLP                          1,600 Class A              1.3750
     6/13/2002          Thomas L. Kempner, Irwin D.              10,000 Class B              2.9000
                        Rowe, Andrew J. McLaughlin,
                        Jr. as Trustees for Loeb
                        Rhodes Hornblower Profit
                        Sharing Trading for Account
                        of Andrew J. McLaughlin, Jr.

     5/31/2002          Loeb Arbitrage Fund                         200 Class B              2.9650
     6/06/2002          Loeb Arbitrage Fund                       2,225 Class B              2.9150
     6/11/2002          Loeb Arbitrage Fund                      17,640 Class B              2.9150
     6/13/2002          Loeb Arbitrage Fund                       3,200 Class A              3.1200
     6/13/2002          Loeb Arbitrage Fund                      11,050 Class B              2.9150
     6/14/2002          Loeb Arbitrage Fund                      15,900 Class B              2.9750
     6/06/2002          Loeb Partners Corporation                   275 Class B              2.9200
     6/11/2002          Loeb Partners Corporation                 2,360 Class B              2.9200
     6/13/2002          Loeb Partners Corporation                 1,450 Class B              2.9200
     6/14/2002          Loeb Partners Corporation                 1,800 Class B              2.9800